09059928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-34084

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M&I Financial Advisors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 East Kilbourn Avenue, Suite 200
(No. and street)

Milwaukee (City) **Wisconsin** (State) **53202** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Crain, Jr., Senior Vice President **(414) 765-8195**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 East Wells Avenue (Address) **Milwaukee** (City) **WI** (State) **53202** (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Crain Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&I Financial Advisors, Inc. as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name William J. Crain Jr.
Title Senior Vice President

CARRIE HANDLER NOTARY STATE OF WISCONSIN

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditor's Supplemental Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M&I Financial Advisors, Inc.

(SEC I.D. 8-34084)

Financial Statements as of and for the Year Ended December 31, 2008, Supplemental Schedules as of December 31, 2008, Independent Auditors' Report, and Supplemental Report on Internal Control

Deloitte.

Deloitte & Touche LLP
555 East Wells Street
Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
M&I Financial Advisors, Inc.
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of M&I Financial Advisors, Inc. (the "Corporation"), a wholly owned subsidiary of Marshall & Ilsley Corporation, as of December 31, 2008, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Corporation at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Corporation's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2009

M&I FINANCIAL ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$11,224,094
RECEIVABLE FROM CLEARING ORGANIZATION	109,365
OTHER RECEIVABLES	949,198
PREPAID EXPENSES	253,083
CAPITALIZED INTERNAL USE SOFTWARE	531,762
EQUIPMENT	311,812
GOODWILL	114,944
DEFERRED TAX ASSET	652,704
OTHER ASSETS	767,842
TOTAL	$14,914,804

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 1,408,544
Accounts payable to affiliates	597,494
Total liabilities	2,006,038
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value — issued and outstanding, 2,500 shares	2,500
Additional paid-in capital	7,037,671
Accumulated other comprehensive income	14,017
Retained earnings	5,854,578
Total stockholder's equity	12,908,766
TOTAL	$14,914,804

See notes to financial statements.

M&I FINANCIAL ADVISORS, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE:	
Sale of investment company shares	$17,592,545
Annuity commissions	11,949,900
Managed money fee income	4,940,011
Securities commissions	3,643,162
Insurance commissions	1,672,123
Intercompany service fees	483,256
Interest	353,386
Other	397,012
Total revenue	41,031,395
EXPENSES:	
Salaries and benefits	25,105,069
Referral charges	7,189,395
Occupancy and equipment	712,607
Clearance	636,774
Communications	178,370
Other	4,836,475
Total expenses	38,658,690
INCOME BEFORE PROVISION FOR TAXES	2,372,705
PROVISION FOR TAXES	854,594
NET INCOME	$ 1,518,111

See notes to financial statements.

M&I FINANCIAL ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
BALANCE — January 1, 2008	$2,500	$6,670,569	$14,017	$ 6,336,467	$13,023,553
Net income				1,518,111	1,518,111
Share-based compensation		357,970			357,970
Tax benefit of share-based compensation		9,132			9,132
Dividend paid to parent				(2,000,000)	(2,000,000)
BALANCE — December 31, 2008	$2,500	$7,037,671	$14,017	$ 5,854,578	$12,908,766

See notes to financial statements.

M&I FINANCIAL ADVISORS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES:	
Net income	$ 1,518,111
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	319,856
Deferred taxes	(82,102)
Loss on disposal of equipment	61,956
Share-based compensation expense	357,970
Increase in accounts receivable and other assets	(446,995)
Decrease in accounts payable and accrued expenses	(664,721)
Net cash provided by operating activities	1,064,075
INVESTING ACTIVITIES:	
Additions to capitalized internal use software	(178,677)
Proceeds from the sale of equipment	10,135
Purchase of equipment	(213,935)
Net cash used in investing activities	(382,477)
FINANCING ACTIVITIES:	
Excess tax benefit of share-based compensation	9,132
Dividends paid to parent	(2,000,000)
Net cash used in financing activities	(1,990,868)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,309,270)
CASH AND CASH EQUIVALENTS:	
Beginning of year	12,533,364
End of year	$ 11,224,094
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:	
Interest paid during year	$ 17,727
Income taxes paid during year	$ 1,215,845

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — M&I Financial Advisors, Inc. (the "Corporation") is a wholly owned subsidiary of Marshall & Ilsley Corporation (M&I). The Corporation is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulation Authority, Inc.

The Corporation offers and sells mutual funds, variable annuities, and unit investment trusts for its customers which are cleared on a direct and fully disclosed basis. The Corporation acts as an introducing brokerage firm in the offer and sale of equity and debt securities, which are cleared on a fully disclosed basis. The Corporation also offers and sells life and long-term care insurance products.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash equivalents include investments in money market mutual funds. As of December 31, 2008, $10,998,584 of the total cash and cash equivalents balance was invested in the Federated Money Market Mutual Fund, which represents a concentration of credit risk. As of December 31, 2008, $225,510 was invested in M&I demand deposit accounts.

Securities Transactions — The Corporation buys and sells as agent for its customers on a fully disclosed basis. Securities transactions and the related commission revenues are recorded on a settlement-date basis, which is not materially different from a trade-date basis. The Corporation classifies these securities as trading securities, which are recorded at fair value.

Equipment — Equipment is recorded at cost and depreciated on the straight-line method over periods ranging from three to ten years. Maintenance and repairs are charged to expense as incurred. Depreciation expense for equipment was $177,949 in 2008, and accumulated depreciation at December 31, 2008, was $232,806.

Capitalized Internal Use Software — The Corporation capitalizes costs for software that will be used solely for its operations following the criteria of Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Accordingly, the costs of this internal use software are capitalized beginning at the software application development phase. Capitalized internal use software costs are amortized using the straight-line method over a 60-month period. Amortization expense for the capitalized internal software was $141,907 in 2008 and accumulated amortization at December 31, 2008, was $1,249,744.

Goodwill — Goodwill is not amortized but is evaluated at least annually for impairment or more frequently should events occur that would indicate impairment has occurred. The Corporation performed its annual test for impairment as of June 30, 2008. The Corporation has concluded that there continues to be no impairment with respect to goodwill.

Income Taxes — The Corporation is included in the consolidated income tax returns of M&I. M&I charges or credits the Corporation for its share of its consolidated income tax liability attributable to the Corporation's taxable income or loss as if the Corporation filed a separate income tax return. Deferred income taxes are accounted for using the "asset and liability" method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax bases of existing assets and liabilities are expected to be realized.

Share-Based Compensation — Corporation employees participate in the Executive Stock Option and Restricted Stock plans of M&I, which provide for the grant of nonqualified and incentive stock options and rights to purchase restricted shares to key employees and directors. Corporation employees also participate in the qualified Employee Stock Purchase Plan (ESPP) of M&I. The amounts presented herein are the allocated costs related to options held by Corporation employees.

2. TRANSACTIONS WITH RELATED PARTIES

The Corporation has management and services agreements that govern certain related-party arrangements with M&I affiliates, whereby the Corporation receives revenue from commissions on sales of mutual fund and trust assets and other fees charged to M&I affiliates for ancillary services. In addition, the Corporation pays a referral commission to M&I affiliates on products sold through the affiliates on behalf of the Corporation. Also, M&I and M&I affiliates charge the Corporation for occupancy and other ancillary services. In 2008, the Corporation recorded the following transactions with M&I and M&I affiliates:

	Revenue (Expense)
Managed money fee income	$ 4,940,011
Sale of investment company shares	2,017,227
Sale of equity linked deposit products	995,661
Bond revenue	627,880
Nonbank service fees	413,256
Employee compensation and benefits	172,031
Mutual fund distribution management fee income	70,000
Referral charges	(6,804,319)
Management services fees	(777,785)
Occupancy and equipment	(371,217)
Share-based compensation	(357,970)
Bank service charges	(349,363)

Management service fees, shared-based compensation, and bank service charges are included as other expenses on the statement of income. These transactions may not be reflective of those that would have been incurred between unrelated parties.

Related to the Corporation's participation in the Executive Stock Option Plan, Restricted Stock Plan, and ESPP of M&I, the Corporation is allocated its share of share-based compensation expense, which was $357,970 in 2008. That cost is measured based on the fair value of the equity or liability instruments issued.

The Corporation leases office space from M&I and paid $317,217 to M&I in 2008 related to the lease. The lease is a 12-month lease with annual renewal options.

3. NET CAPITAL AND OTHER REQUIREMENTS

As a registered broker-dealer, the Corporation is subject to the requirements of Rule 15c3-1 (the "net capital" rule) of the Securities and Exchange Commission, which requires aggregate indebtedness to net capital, as defined, not to exceed 15.0 to 1.0. As of December 31, 2008, the Corporation's ratio of aggregate indebtedness to net capital was 0.22 to 1.0, and net capital, as defined, was $9,267,563, which was in excess of the required net capital of $250,000.

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, the customer protection rule, under subparagraph (k)(2)(ii).

4. INCOME TAXES

The Corporation files income tax returns in the United States (as part of the M&I consolidated return) and various state jurisdictions. With limited exceptions, the Corporation is no longer subject to examinations by federal and state taxing authorities for taxable years before 2003.

The Corporation does not anticipate that within 12 months of December 31, 2008, the total amount of unrecognized tax benefits will significantly increase or decrease due to any separate tax position.

During the year ended December 31, 2008, there were no unrecognized tax benefits.

The Corporation recognizes accrued interest related to unrecognized tax benefits and penalties as income tax expense.

The current and deferred portions of the provision for income taxes for the year ended December 31, 2008, are as follows:

Current:	
Federal	$ 754,373
State	182,323
	936,696
Deferred:	
Federal	(58,653)
State	(23,449)
	(82,102)
Total provision for taxes	$ 854,594

The difference between the Corporation's effective income tax rate and the statutory federal income tax rate of 35% is attributable primarily to state income taxes, net of federal benefit.

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2008, are as follows:

Deferred tax assets:	
Accrued postretirement benefits	$ 45,556
Deferred compensation	294,280
Stock option and ESPP compensation	460,273
Other	106,845
Total deferred tax assets	906,954
Deferred tax liabilities:	
Capitalized software	217,151
Other	27,702
Accumulated pension benefit obligation	9,397
Total deferred tax liabilities	254,250
Net deferred tax asset	$ 652,704

The Corporation has not provided a valuation allowance related to the deferred tax assets as of December 31, 2008 as it is more likely than not that the benefits will be realized in future years.

5. EMPLOYEE SHARE-BASED PAYMENTS

M&I has equity incentive plans which provide for the grant of nonqualified and incentive stock options, stock appreciation rights, rights to purchase shares of restricted stock and the award of restricted stock units to key employees and directors of M&I at prices ranging from zero to the market value of the shares at the date of grant. The equity incentive plans generally provide for the grant of options to purchase shares of M&I's common stock for a period of ten years from the date of grant. Stock options granted generally become exercisable over a period of three years from the date of grant. However, stock options granted to directors of M&I vest immediately and certain stock options provide accelerated or immediate vesting for grants to individuals who meet certain age and years of service criteria at the date of grant. Restrictions on stock or units issued pursuant to the Equity Incentive Plans generally lapse within a three to seven year period.

M&I also has a qualified ESPP gives employees who elect to participate in the plan the right to acquire shares of M&I's common stock at the purchase price, which is 85% of the fair market value of M&I's common stock on the last day of each three-month period within the one-year offering period that extends from July 1 to June 30. Under the current plan, 579,111 shares were purchased for the year ended December 31, 2008. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one-year offering period.

Under the fair value method of accounting, compensation cost is measured at the grant date based on the fair value of the award using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends, and the risk-free interest rate over the expected life of the option. The resulting compensation cost for stock options that vest is recognized over the service period, which is usually the vesting period.

Activity relating to nonqualified and incentive stock options was:

	Number of Shares	Option Price Per Share	Weighted-Average Exercise Price
Shares under option — December 31, 2007	185,474	$15.53–$36.82	$ 28.38
Options granted	65,330	18.66–25.77	18.95
Options lapsed or surrendered	(12,161)	18.66–35.98	21.83
Options exercised	(3,340)	19.39–19.39	19.39
Options transferred	113,049	10.68–35.98	27.63
Shares under option — December 31, 2008	348,352	10.68–36.82	26.68

The grant date fair values and assumptions used to determine such value at December 31, 2008, are as follows:

Risk-free interest rates	2.67%–3.36%
Expected volatility	20.90%–34.80%
Expected term (in years)	6.22–7.37
Expected dividend yield	3.03%–3.80%

The total intrinsic value of nonqualified and incentive stock options exercised during 2008 was $22,835. The weighted-average fair value of options granted during 2008 was $6.83.

There was approximately $645,846 of total unrecognized compensation expense related to unvested nonqualified and incentive stock options at December 31, 2008. The total unrecognized compensation expense will be recognized over a weighted-average period of 1.65 years. For awards with graded vesting, compensation expense was recognized using an accelerated method prior to the adoption of Financial Accounting Standards Board (FASB) Statement No. 123 (revised 2004), *Share-Based Payment*, and is recognized on a straight-line basis for awards granted after the effective date.

For the year ended December 31, 2008, the expense for nonqualified and incentive stock options that is included in salaries and benefits expense in the statement of income amounted to $307,237. This amount is considered noncash expense for the statement of cash flow purposes.

The compensation cost per share for the ESPP was $4.24 for the plan year ended June 30, 2008. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one-year offering period. The total shares to be purchased are estimated at the beginning of the plan period based on total expected contributions for the plan period and 85% of the market price at that date. For the year ended December 31, 2008, the total expense for the ESPP that is included in salaries and benefits expense in the statement of income amounted to $50,733. This amount is considered noncash expense for the statement of cash flow purposes.

6. EMPLOYEE RETIREMENT AND HEALTH PLANS

M&I has a defined contribution plan that consists of a retirement component and an incentive savings component in which the Corporation is a participant and that covers substantially all of the Corporation's employees. The retirement component provides for a guaranteed contribution to eligible participants equal to 2% of compensation. At M&I's option, an additional profit-sharing amount may also be contributed to the retirement component and may vary from year to year up to a maximum of 6% of eligible compensation. Under the incentive savings component, employee contributions up to a maximum of 6% of eligible compensation are matched up to 50% by M&I based on M&I's return on equity as defined by the plan. Total expense of the Corporation relating to these plans was $2,059,227 in 2008.

The Corporation is a member of the M&I health benefit plan. The consolidated M&I accumulated postretirement benefit obligation as of December 31, 2008, totaled $66,376,606. The 2008 net periodic postretirement benefit expense was $12,660, representing the Corporation's portion of the overall M&I consolidated 2008 postretirement expense of $1,076,321. The overall consolidated M&I fair value of health benefit plan assets at December 31, 2008, is $29,801,300. The overall consolidated M&I unfunded status of the health benefit plan as of December 31, 2008, is $36,575,306. The amount recorded in accumulated other comprehensive income of $14,017 represents the Corporation's share of the net actuarial loss and prior-service cost related to the health plan.

The postretirement benefit obligation and annual expense is allocated to the Corporation based upon the average claim experience for the consolidated M&I health plan and the demographics of the subsidiaries' employees and retirees. The assumed health care cost trend for 2009 is 8% for pre-age 65 and post-age 65 retirees. The rate was assumed to decrease gradually to 5.0% for pre-age 65 and for post-age 65 retirees in 2015 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point would increase the December 31, 2008, consolidated M&I accumulated obligation by approximately $6,120,000 and the 2008 consolidated M&I postretirement expense by $597,000.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation in 2008 was 6.0%.

7. COMMITMENTS AND CONTINGENCIES

The Corporation has provided a guarantee to its clearing broker. Under the agreement, the Corporation has agreed to indemnify the clearing broker for customers introduced by the Corporation that are unable to satisfy the terms of their contracts. The Corporation's liability under these arrangements is not quantifiable. However, management believes the potential for the Corporation to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the statement of financial condition for these contingent liabilities.

As a broker-dealer, the Corporation is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional, and individual investors. A significant portion of the Corporation's transactions are on a principal basis and are subject to the risk of counterparty nonperformance. The Corporation's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Corporation. The Corporation's

liability under these arrangements is not quantifiable. However, the potential for the Corporation to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Corporation believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

* * * * * *

SUPPLEMENTAL SCHEDULES

SCHEDULE g

M&I FINANCIAL ADVISORS, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2008

Total stockholder's equity		$ 12,908,766
Nonallowable equity		14,017
Total equity qualified for net capital		12,894,749
Nonallowable assets:		
Trailer fees receivable	$ 663,807	
Receivables from affiliates	565,727	
Equipment — net	311,812	
Deferred tax asset	652,704	
Capitalized internal use software	531,762	
Other nonallowable assets	570,144	
		3,295,956
Net capital before securities haircuts		9,598,793
Haircuts on securities		219,972
NET CAPITAL		$ 9,378,821
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE INDEBTEDNESS)		$ 133,736
MINIMUM DOLLAR NET CAPITAL REQUIREMENT		$ 250,000
NET CAPITAL REQUIREMENT		$ 250,000
EXCESS NET CAPITAL		$ 9,128,821
EXCESS NET CAPITAL AT 1000%		$ 9,178,217
TOTAL AGGREGATE INDEBTEDNESS		$ 2,006,038
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		21 %

The amount of net capital in this Schedule g is in agreement in all material respects with the unaudited Focus Report, Part IIA FORM X-17A-J, filed by the Corporation on January 13, 2009.

M&I FINANCIAL ADVISORS, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
AS OF DECEMBER 31, 2008

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission under the provision of subparagraph (k)(2)(ii). All customer transactions are cleared through Pershing LLC, division of The Bank of New York Company, Inc.

Note: The information in this Schedule II is in agreement in all material respects with the unaudited FOCUS Report, Part IIA, filed by the Corporation on January 13, 2009.

Deloitte.

Deloitte & Touche LLP
555 East Wells Street
Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
www.deloitte.com

February 25, 2009

To the Board of Directors of
M&I Financial Advisors, Inc.:

In planning and performing our audit of the financial statements of M&I Financial Advisors, Inc. (the "Corporation"), a wholly owned subsidiary of Marshall & Ilsley Corporation, as of and for the year ended December 31, 2008 (on which we issued our report dated February 25, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP